March 9, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. James T. Tuttle
Vice President Finance
700 East Bonita Avenue
Pomona, California 91767

Re:	Keystone Automotive Industries, Inc.
	Form 10-K for the year ended April 1, 2005
	Forms 10-QSB for the periods ended July 1, 2005, September
30,
2005 and
      December 30, 2005
	Commission file #: 000-28568

Dear Mr. Tuttle:

We have reviewed your February 16, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended April 1, 2005

Financial Statements

Consolidated Statements of Income, page 24

1. We note from your response to our prior comment 5 that you have included prompt pay discounts offered by certain vendors for payment on shipment in "other income." Please explain to us the nature of this discount and how you have accounted for the discount in accordance with EITF 02-16 and EITF 03-10. Also, please classify the gains and losses from sales of assets as operating income in future filings. See paragraph 45 of SFAS No. 144.


Note 1. Summary of Significant Accounting Policies

2. We note from your response to our prior comment 2 that you have over 200 leases and no lease is material to the operations of the Company. However, we continue to believe that in future filings, you should include a disclosure in Note 1 to describe your current accounting policies and procedures for accounting for leases and leasehold improvements. In this regard, please revise future filings, as appropriate.

Form 10-Q for the quarter ended December 30, 2005

Notes to the Financial Statements

3. We note that although you acquired Veng USA in October 2005 (as disclosed in your Form 10-Q for the quarter ended September 30,
2005)
you did not include disclosures regarding the acquisition in the notes to the financial statements for the quarter ended December 30, 2005 as required by paragraph 58 of SFAS No. 141. In this regard, please explain to us the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. Also, in future interim periods in which a material acquisition occurs, please include the disclosures outlined in paragraph 58 of SFAS No. 141. Additionally, please include the disclosures outlined in paragraphs 51 through 57 of
SFAS No. 141 in your Form 10-K for fiscal year 2006.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or Kathy Mathis at 202-551-3383 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. James T. Tuttle
Keystone Automotive Industries, Inc.
March 9, 2006
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